UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 25, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Virtusa Corporation

File No. 5-83755 - CF#37537

New Mountain Vantage Advisers, L.L.C. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on July 6, 2020 relating to its beneficial ownership of shares of common stock of Virtusa Corporation.

Based on representations by New Mountain Vantage Advisers, L.L.C. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 99.3
Exhibit 99.4

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions